FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 7 January 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                            International Power plc

                            Directors' Shareholding


This is to advise that on 7 January 2003, Mr Peter Giller, Deputy Chairman of International Power plc disposed of 220,000 Ordinary shares of 50 pence each in the share capital of the Company at a price of 103.4024 pence per share. Mr Giller has disposed of these shares in order to meet the income tax liability arising from the release of shares made to Mr Giller on 31 December 2002 and also to realise monies in respect of living expenses (Mr Giller's remuneration having been made solely in shares up to 31 December 2002).


Stephen Ramsay
Company Secretary


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary